

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Mr. Steven G. Rolls
Furniture Brands International, Inc.
1 North Brentwood Blvd.
St. Louis, Missouri 63105

> **Re:** **Furniture Brands International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 1-91**

Dear Mr. Rolls:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief